

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
John W. McReynolds
President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 11, 2011**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 26, 2011**
> **File No. 333-175461**

Dear Mr. McReynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that Southern Union Company must comply with our comments on its Form 10-K for fiscal year ended December 31, 2010 before the registration statement is declared effective.

2. Please file the legal opinion, tax opinions and Southern Union Company's form of proxy card as soon as practicable to allows us sufficient time to review such items before requesting acceleration of the registration statement's effectiveness.

3. Please provide us with your analysis of whether Exchange Act Section 14(d) and (e), and our rules and regulations promulgated thereunder, apply to the transaction contemplated by the registration statement. Please include in such analysis whether the election

procedures described in "The Merger Agreement—Election Procedures" meet the safe harbor provided by Situation B in Release No. 34-14699 (April 24, 1978).

Proposal 1 – The Merger, page 42

Background of the Merger, page 42

4. Please disclose the type and amount of consideration, including the per unit liquidation value, contemplated by the merger agreement entered into between you and Southern Union Company on June 15, 2011.

5. We note the disclosure at the bottom of page 45 regarding the Southern Union Special Committee's determination on June 2, 2011, to instruct Messrs. Lindemann and Herschmann to maintain their conduct of not having any discussions regarding potential consulting or noncompetition agreements until the Southern Union Special Committee should advise them that it would be appropriate to do so. We also note the disclosure in the second paragraph on page 48 that on June 14, 2011, Mr. Herschmann reported to the Southern Union Special Committee that he and Mr. Lindemann each had negotiated consulting and noncompetition agreements with you. Please disclose when the Southern Union Special Committee advised Messrs. Lindemann and Herschmann that it would be appropriate to have discussions regarding potential consulting or noncompetition agreements and when such discussions commenced.

6. Please disclose the specific exchange ratio of your common units to Southern Union Company's common stock contemplated by the amended merger agreement entered into between you and Southern Union Company on July 4, 2011.

7. Please disclose whether the Southern Union Board and the Southern Union Special Committee considered your Series B Units, at the exchange ratio contemplated by the June 15, 2011 merger agreement, to be more or less valuable to Southern Union's stockholders than your common units, at each of the exchange ratios contemplated by the July 4, 2011 and the July 19, 2011 merger agreements.

Southern Union's Reasons for the Merger; Recommendation of the Southern Union Special Committee and Southern Union Board, page 55

8. Please disclose the basis for the Southern Union Special Committee's belief that your common units had a value in excess of $44.25 per unit, as discussed on page 56.

9. Please clarify whether the Southern Union Special Committee considered the risks and potentially negative factors described in "Risk Factors," including, for example, the risks associated with your financing of the cash component of the merger consideration.

10. Please combine or distinguish the sixth and eighth bullets on page 58.

Opinion of Southern Union's Financial Advisors, page 61

11. We note that each of Evercore Group LLC and Goldman, Sachs & Co. relied on
projections of Southern Union Company when preparing certain of its analysis. Please
disclose such projections.

Interests of Southern Union's Executive Officers and Directors in the Merger, page 78

Summary of Potential Payments to Southern Union's Executive Officers, page 84

12. We note that you have assumed March 1, 2012 as the date for the triggering event.
Please revise the disclosure in this subsection to assume the latest practicable date as the
date for the triggering event. See Instruction 1 to Item 402(t)(2) of Regulation S-K.

The Merger Agreement, page 97

13. Please delete the third paragraph, third sentence, as such sentence inappropriately implies
that readers should not rely on the representations, warranties and covenants described in
this section and in the merger agreement. Please also delete the phrase ", which
subsequent information may or may not be fully reflected in public disclosures by ETE or
Southern Union," as such phrase inappropriately implies that you are not responsible for
updating the disclosure in the prospectus for material changes.

Representations and Warranties, page 101

14. Please revise the first paragraph to convey to readers the historical nature of the
representations and warranties. For example, please state that the representations and
warranties "were made" solely for the benefit of the other parties and that the
representations and warranties "were intended" not as statements of actual fact. Please
also clarify, if correct, that the "materiality, knowledge and other similar qualifications"
described in the second sentence are contained in the merger agreement.

Employee Equity-Based Awards, page 112

15. Please update the $40 per share amount in the first paragraph to reflect the current $44.25
per share amount consistent with the disclosure elsewhere in the registration statement.

Item 21. Exhibits and Financial Statement Schedules, page II-1

16. Please update this section to include the Second Amended and Restated ETE Merger
Agreement, the Citrus Merger Agreement and the Second Amended and Restated
Support Agreement. Please also update the Exhibit Index to include the Citrus Merger

Agreement and the Second Amended and Restated Support Agreement. See Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Legal Branch Chief

cc: Tom Mason
Energy Transfer Equity, L.P.

Sean Wheeler
Latham & Watkins LLP